

Mail Stop 3233

May 15, 2017

<u>Via E-mail</u>
Glenn A. Votek
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

      Re: **Annaly Capital Management, Inc.**
            Form 10-K
            Filed February 23, 2017
            File No. 001-13447

Dear Mr. Votek:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Robert F. Telewicz, Jr.

                         Robert F. Telewicz, Jr.
                         Accounting Branch Chief
                         Office of Real Estate and
                         Commodities